UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Explanatory Note

Ellomay Capital Ltd. (the “Company”) hereby announces that on March 29, 2023, it published a press release containing the financial results of Dorad Energy Ltd. (“Dorad”) as of and for the year ended December 31, 2022 (the “Press Release”).

In addition, based on the undertakings included in the Deet of Trust executed by the Company in connection with its Series E Secured Debentures, the Company published on March 29, 2023, through the filing system of the Israel Securities Authority and the Tel Aviv Stock Exchange, information concerning U. Dori Energy Infrastructure Ltd. (“Dori Energy”) based on Israeli securities regulation (the “Dori Energy Information”) and financial statements of Dori Energy as of and for the year ended December 31, 2022 (in Hebrew) that were prepared in accordance with International Financial Reporting Standards (the “Dori Energy FS”).

The Press Release, the Dori Energy Information and an English summary of the Dori Energy FS are attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management or Dorad’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s or Dorad’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company or Dorad may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the forward-looking statements included in this report. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including regulatory changes, competition, changes in the prices of natural gas, changes in the Israeli CPI, changes in inflation and interest rates and seasonality. These and other risks and uncertainties associated with the Company’s and Dorad’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F and in Exhibit 99.2 included herein. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibit Index

This Report on Form 6-K of Ellomay Capital Ltd. includes of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 99.1	Press Release: “Ellomay Capital Reports Publication of Financial Statements of Dorad Energy Ltd. for the Year Ended December 31, 2022,” dated March 29, 2023.

Exhibit 99.2	Dori Energy Information published in Israel.

Exhibit 99.3
Summary of the Financial Statements of U. Dori Energy Infrastructure Ltd. as of and for the year ended December 31, 2022 (summary of Hebrew version, the original language was published by the Company in Israel and is available upon request).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd. By: /s/ Ran Fridrich Ran Fridrich Chief Executive Officer and Director

Dated: March 29, 2023